  PREVISTO INTERNATIONAL HOLDINGS INCORPORATED

April 17, 2012

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Division of Corporate Finance
100 F. Street, N.E.
Washington, DC 20549

RE: Previsto International Holdings Inc.
Form 10-K for the Year ended December 31, 2010
Filed November 1, 2011
File No. 0-50068

Dear Mr. Decker

With reference to your letter of March 28, 2012 we will be amending our filing and will file the amended Form 10-K for the fiscal year ended December 31, 2010 via the EDGAR filing system.  The Form 10-K will be revised on the cover page and throughout the filing to clearly convey that our common shares are not registered. As requested, we are providing you with marked copies of the revisions.

In furtherance, the Company would like to acknowledge that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that we have adequately addressed the comments as raised.

Yours truly,

/s/ RANDY WESTON

Randy Weston, President
PREVISTO INTERNATIONAL HOLDINGS INCORPORATED

36 Palazzo Terrace, Henderson, NV, 89074
Tel: (702) 612-3014